APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Backbeat Brewing Company

Profit and Loss by Month

January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Income													
Gift Card												1,468.25	$1,468.25
Sales & Meals Tax												-20,712.10	$ -20,712.10
Sales of Product Income			20,670.62	18,486.65	15,000.78	29,755.40	34,707.32	51,442.08	47,891.81	57,856.47	51,699.94	91,924.98	$419,436.05
Services		2,521.00	1,745.10	1,402.00								-5,668.10	$0.00
Total Income	**$0.00**	**$2,521.00**	**$22,415.72**	**$19,888.65**	**$15,000.78**	**$29,755.40**	**$34,707.32**	**$51,442.08**	**$47,891.81**	**$57,856.47**	**$51,699.94**	**$67,013.03**	**$400,192.20**
Cost of Goods Sold													
Brewery COGS													$0.00
BEVERAGE Ingredients	2,682.62	2,816.80	2,220.05	7,314.80	911.79	3,193.07	1,322.63		5,394.96	8,792.89	3,995.21	4,813.53	$43,458.35
Total Brewery COGS	**2,682.62**	**2,816.80**	**2,220.05**	**7,314.80**	**911.79**	**3,193.07**	**1,322.63**		**5,394.96**	**8,792.89**	**3,995.21**	**4,813.53**	**$43,458.35**
Food COGS													$0.00
FOOD Ingredients	69.93	93.95	1,690.04	3,451.28	3,759.86	2,113.51	2,855.77	7,147.23	440.60	5,852.66	213.35	2,701.72	$30,389.90
Total Food COGS	**69.93**	**93.95**	**1,690.04**	**3,451.28**	**3,759.86**	**2,113.51**	**2,855.77**	**7,147.23**	**440.60**	**5,852.66**	**213.35**	**2,701.72**	**$30,389.90**
Other Cost of Goods Sold	875.08	5,279.35	742.25	237.15	2,120.31	3,420.48	7,847.34	6,033.46	6,081.12	6,720.02	12,191.74	9,092.35	$60,640.65
Toast Fees												11,023.66	$11,023.66
Total Other Cost of Goods Sold	**875.08**	**5,279.35**	**742.25**	**237.15**	**2,120.31**	**3,420.48**	**7,847.34**	**6,033.46**	**6,081.12**	**6,720.02**	**12,191.74**	**20,116.01**	**$71,664.31**
Total Cost of Goods Sold	**$3,627.63**	**$8,190.10**	**$4,652.34**	**$11,003.23**	**$6,791.96**	**$8,727.06**	**$12,025.74**	**$13,180.69**	**$11,916.68**	**$21,365.57**	**$16,400.30**	**$27,631.26**	**$145,512.56**
GROSS PROFIT	**$ -3,627.63**	**$ -5,669.10**	**$17,763.38**	**$8,885.42**	**$8,208.82**	**$21,028.34**	**$22,681.58**	**$38,261.39**	**$35,975.13**	**$36,490.90**	**$35,299.64**	**$39,381.77**	**$254,679.64**
Expenses													
Advertising & Marketing		473.16	112.64		308.12		247.81	174.50		473.96		25.03	$1,815.22
Amortization												239.00	$239.00
Apparel			991.24							1,135.00			$2,126.24
Auto					117.49		74.36			257.12		203.99	$652.96
Bank Charges & Fees	-138.46	53.78	58.19	6.00	99.78	89.71	37.00	29.00	40.00	1,036.00	1,168.02	60.18	$2,539.20
Contractors	0.00	500.00	0.00	0.00	0.00		0.00		3,000.00	3,000.00	3,000.00	3,000.00	$12,500.00
Depreciation												130,923.00	$130,923.00
Donations								500.00					$500.00
Dues & Subscription												12.99	$12.99
Educational	45.00												$45.00
Equipment Rental												2,409.36	$2,409.36
Facility Maintenance									6,500.00			-6,500.00	$0.00
Insurance		1,046.60	1,046.60		1,988.60	22.30	3,909.61	1,042.85	1,875.00	1,874.00			$12,805.56
Interest Paid					0.00	295.64	334.58	304.42	291.38	325.49	278.07	319.47	$2,149.05
Job Supplies	180.00	-236.86	3,010.76	1,117.21	919.59	50.59	534.66	21.47	2,883.42			1,643.00	$10,123.84
Legal & Professional Services										2,175.00			$2,175.00
Meals & Entertainment	59.72	437.10	100.94	662.81	1,060.49	517.34	415.12	0.00	257.69	297.39	215.77	445.55	$4,469.92
Music - Entertainment						26.99	26.99	26.99	26.99	26.99	35.99	261.59	$432.53
Office Supplies & Software	237.81	186.25	118.71	-24.29	497.88	614.98	106.76	506.47	12.98	497.02	679.81	158.03	$3,592.41
Operational Softwares & Platforms		300.00	100.80			104.93		104.93		50.48	104.93		$766.07
Reimbursable Expenses				143.92								600.00	$743.92
Rent & Lease								2,000.00		4,130.00	2,000.00	22,300.00	$30,430.00
Repairs & Maintenance	164.42	2,139.36	416.17	78.82	1,037.37	3,500.20	1,103.66	1,927.35	1,029.68	1,040.81	150.00	2,713.26	$15,301.10

Backbeat Brewing Company

Profit and Loss by Month

January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Supplies, Equipment, Materials								0.00				0.00	$0.00
Equipment												0.00	$0.00
Total Supplies, Equipment, Materials								**0.00**				**0.00**	**$0.00**
Taxes & Licenses	100.00		195.00					495.50				185.00	$975.50
Property Tax												0.00	$0.00
Total Taxes & Licenses	**100.00**		**195.00**					**495.50**				**185.00**	**$975.50**
Telephone												0.00	$0.00
Travel					0.00	0.00							$0.00
Fuel	30.00				52.00	56.57	121.75	55.00	85.00		24.50		$424.82
Total Travel	**30.00**				**52.00**	**56.57**	**121.75**	**55.00**	**85.00**		**24.50**		**$424.82**
Uncategorized Expense	0.00				0.00	0.00		0.00					$0.00
Utilities	1,899.09	2,309.66				84.95		3,000.00		2,608.00		0.00	$9,901.70
Trash Removal		310.50	115.00	287.50	537.24	248.37	230.00	357.93	110.04	126.33	270.84	132.75	$2,726.50
Wifi	300.21		300.00	300.00	299.88	299.91	299.91	300.60	300.61	300.61	300.63	300.63	$3,302.99
Total Utilities	**2,199.30**	**2,620.16**	**415.00**	**587.50**	**837.12**	**633.23**	**529.91**	**3,658.53**	**410.65**	**3,034.94**	**571.47**	**433.38**	**$15,931.19**
Total Expenses	**$2,877.79**	**$7,519.55**	**$6,566.05**	**$2,571.97**	**$6,918.44**	**$5,881.91**	**$7,472.78**	**$10,847.01**	**$16,412.79**	**$19,354.20**	**$7,120.72**	**$160,540.67**	**$254,083.88**
NET OPERATING INCOME	**$ -6,505.42**	**$ -13,188.65**	**$11,197.33**	**$6,313.45**	**$1,290.38**	**$15,146.43**	**$15,208.80**	**$27,414.38**	**$19,562.34**	**$17,136.70**	**$28,178.92**	**$ -121,158.90**	**$595.76**
Other Income													
Other Income		25.03					1.65					0.00	$26.68
Total Other Income	**$0.00**	**$25.03**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$1.65**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$26.68**
Other Expenses													
Reconciliation Discrepancies				-0.46	205.56	1,046.60		901.00			-1,265.50	1,047.05	$1,934.25
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$ -0.46**	**$205.56**	**$1,046.60**	**$0.00**	**$901.00**	**$0.00**	**$0.00**	**$ -1,265.50**	**$1,047.05**	**$1,934.25**
NET OTHER INCOME	**$0.00**	**$25.03**	**$0.00**	**$0.46**	**$ -205.56**	**$ -1,046.60**	**$1.65**	**$ -901.00**	**$0.00**	**$0.00**	**$1,265.50**	**$ -1,047.05**	**$ -1,907.57**
NET INCOME	**$ -6,505.42**	**$ -13,163.62**	**$11,197.33**	**$6,313.91**	**$1,084.82**	**$14,099.83**	**$15,210.45**	**$26,513.38**	**$19,562.34**	**$17,136.70**	**$29,444.42**	**$ -122,205.95**	**$ -1,311.81**

Backbeat Brewing Company

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
	11,954.65
Total Bank Accounts	**$11,954.65**
Accounts Receivable	
Toast Receivable	3,636.13
Total Accounts Receivable	**$3,636.13**
Other Current Assets	
Beverage Inventory	4,223.95
Escrow - CCU	-2,177.69
Inventory Asset	7,478.23
Inventory Food	3,011.00
Investment Interest	38,712.94
Total Other Current Assets	**$51,248.43**
Total Current Assets	**$66,839.21**
Fixed Assets	
Accumulated Depreciation	-130,923.00
Beverly Taproom	49,279.53
Brewing Equipment	155,015.93
Equipment Lease	0.00
Leasehold Improvements	364,964.17
Taproom Furniture	88,596.35
Total Fixed Assets	**$526,932.98**
Other Assets	
Accumulated Amortization	-239.00
Start Up Costs	3,592.16
Total Other Assets	**$3,353.16**
TOTAL ASSETS	**$597,125.35**

Backbeat Brewing Company

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Discover	2,528.24
	17,730.99
Total Credit Cards	**$20,259.23**
Other Current Liabilities	
Construction Payable	0.00
Gift Card Liability	2,609.15
Meals Tax	20,712.10
NorthStar Leasing - Liability	42,584.79
Plumber Payable	0.00
Property Tax Payable	0.00
Rent Payable	0.00
Utilities - Electric	0.00
Utilities - Gas	0.00
Total Other Current Liabilities	**$65,906.04**
Total Current Liabilities	**$86,165.27**
Long-Term Liabilities	
Loan Payable - Officer	297,557.44
Total Long-Term Liabilities	**$297,557.44**
Total Liabilities	**$383,722.71**
Equity	
Owner's Investment	325,657.99
Owner's Pay & Personal Expenses	-96,810.56
Retained Earnings	-14,132.98
Net Income	-1,311.81
Total Equity	**$213,402.64**
TOTAL LIABILITIES AND EQUITY	**$597,125.35**

Backbeat Brewing Company

Profit and Loss by Month

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Income													
AMEX	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Beer	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Cash	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Clothing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Discounts/Refunds Given	-62.99	-21.60	-157.90	-50.57	-14.01	-46.50	-30.00	0.00		-705.00	-12.00	-13.40	$ -1,113.97
Discover INCOME		0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
eGift Card				200.00	100.00	0.00	0.00	0.00					$300.00
Food	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Gift Card	0.00	0.00	0.00	-200.00	-100.00	0.00	0.00	0.00					$ -300.00
House_Account			-423.00	-771.50	-823.75	-1,186.00	-1,419.01	-1,516.51	-1,184.00	-1,410.25	-1,220.75	-1,172.79	$ -11,127.56
Market	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Mastercard	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Merchandise	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
N/A Beverage	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Non-Profit Income			10,000.00										$10,000.00
Paid In Total					0.00	0.00	0.00	0.00					$0.00
Prepaid Orders				0.00	0.00	0.00	0.00	0.00					$0.00
Retail	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Sales of Product Income	33,105.23	43,595.66	74,537.00	80,151.51	86,747.76	85,555.64	90,599.60	80,516.92	71,728.28	90,575.69	68,417.85	66,977.20	$872,508.34
Uncategorized Income							0.00						$0.00
Visa		0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Total Income	**$33,042.24**	**$43,574.06**	**$83,956.10**	**$79,329.44**	**$85,910.00**	**$84,323.14**	**$89,150.59**	**$79,000.41**	**$70,544.28**	**$88,460.44**	**$67,185.10**	**$65,791.01**	**$870,266.81**
Cost of Goods Sold													
Brewery COGS			208.98										$208.98
Bar Labor										16,310.21	4,309.90	5,251.54	$25,871.65
Bar Labor Taxes										1,873.47	1,234.62	1,494.04	$4,602.13
BEVERAGE Ingredients	1,287.20	5,157.65	4,453.76	8,129.17	6,492.47	9,000.18	3,913.32	7,999.56	4,571.71	1,822.01	3,238.41	1,171.65	$57,237.09
Brewing Labor										1,190.15	5,033.75	5,587.60	$11,811.50
Brewing Labor Taxes										107.48	460.22	518.49	$1,086.19
Total Brewery COGS	**1,287.20**	**5,157.65**	**4,662.74**	**8,129.17**	**6,492.47**	**9,000.18**	**3,913.32**	**7,999.56**	**4,571.71**	**21,303.32**	**14,276.90**	**14,023.32**	**$100,817.54**
Cost of Goods Sold											3,043.13		$3,043.13
Food COGS											447.06	678.53	$1,125.59
FOOD Ingredients	1,551.07	1,698.94	4,517.29	10,411.49	12,017.16	13,764.04	13,883.02	9,210.45	10,513.52	12,189.87	8,685.30	4,832.00	$103,274.15
Food Labor										12,000.00	6,600.03	4,232.50	$22,832.53
Food Labor Taxes										962.60	529.44	395.75	$1,887.79
Total Food COGS	**1,551.07**	**1,698.94**	**4,517.29**	**10,411.49**	**12,017.16**	**13,764.04**	**13,883.02**	**9,210.45**	**10,513.52**	**25,152.47**	**16,261.83**	**10,138.78**	**$129,120.06**
Other Cost of Goods Sold	8,367.75	9,828.62	10,637.71	5,189.63	3,498.39	2,822.23	1,851.17	7,804.92		390.27	7,074.22	3,590.60	$61,055.51
Cost of Goods Sold (50)									1,491.03	325.32	2,804.94		$4,621.29
Packaging									374.00				$374.00
Shipping						112.14		41.29	100.84				$254.27
Toast Fees	-19.91	-1.32	104.93	104.93	310.41	104.93	104.93		104.81		106.22	451.24	$1,371.17
Total Other Cost of Goods Sold	**8,347.84**	**9,827.30**	**10,742.64**	**5,294.56**	**3,808.80**	**3,039.30**	**1,956.10**	**7,846.21**	**2,070.68**	**715.59**	**9,985.38**	**4,041.84**	**$67,676.24**
Total Cost of Goods Sold	**$11,186.11**	**$16,683.89**	**$19,922.67**	**$23,835.22**	**$22,318.43**	**$25,803.52**	**$19,752.44**	**$25,056.22**	**$17,155.91**	**$47,171.38**	**$43,567.24**	**$28,203.94**	**$300,656.97**
GROSS PROFIT	**$21,856.13**	**$26,890.17**	**$64,033.43**	**$55,494.22**	**$63,591.57**	**$58,519.62**	**$69,398.15**	**$53,944.19**	**$53,388.37**	**$41,289.06**	**$23,617.86**	**$37,587.07**	**$569,609.84**

Backbeat Brewing Company

Profit and Loss by Month

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Expenses													
Advertising & Marketing	383.99	278.45	189.29	111.47	159.18	1,915.82	56.15	726.99	74.87	4,322.84	271.30	70.38	$8,560.73
Apparel							1,159.00	400.00	870.00	810.00	1,527.93		$4,766.93
Auto			2,265.92	474.67		1,831.86	474.67	474.67	1,454.67	474.67	474.67	474.67	$8,400.47
Bank Charges & Fees	78.00	133.00	161.00	153.00	116.97	139.68	498.00	-16.00	126.00	522.00	196.00	280.60	$2,388.25
Building Maintenance				400.00				398.40		1,200.00	274.31		$2,272.71
Chase - CC									130.00	129.00			$259.00
Contractors	2,800.00	3,000.00	2,000.00	9,000.00	4,000.00	4,000.00	4,000.00	10,490.00				2,707.00	$41,997.00
Donations							50.00						$50.00
Dues & Subscription	204.96	12.98	620.65	231.00	168.59	32.97	236.30	144.26	922.27	107.23	395.62	388.19	$3,465.02
Employee Meals	82.87	5.11	26.68	164.39	450.16	111.60	207.48	120.02	99.44	74.88	1,368.59	567.41	$3,278.63
Facility Maintenance				1,250.00	2,250.00	2,250.00	2,500.00	750.00					$9,000.00
Insurance		3,924.00	1,855.00	1,885.00		4,065.00	3,675.00		1,806.00			1,882.00	$19,092.00
Interest Paid	316.02	393.37	445.45	472.58	423.74	385.65	415.19	249.69	267.15	282.68	289.35	466.39	$4,407.26
Job Supplies			615.00										$615.00
Legal & Professional Services					1,377.50		217.50	443.85			500.00		$2,538.85
Mail/Postage							41.50						$41.50
Meals & Entertainment		627.22	104.53	153.91	43.14		114.70	139.43		853.01	26.95	18.70	$2,081.59
Music - Entertainment			153.06	6,750.00	3,800.00	5,529.23	8,452.24	7,543.93	8,667.78	8,460.24	9,147.07	8,786.73	$67,290.28
Office Supplies & Software	2,406.51	1,057.00	469.53	1,420.33	823.53	452.89	810.38	1,512.77	908.02	352.92	92.63	506.44	$10,812.95
Operational Softwares & Platforms		500.00				500.00							$1,000.00
Other Business Expenses		138.00							154.47		241.50	172.50	$706.47
Payroll Expenses												156.19	$156.19
Taxes			667.83	3,014.66	3,016.50	2,980.58	3,502.67	2,714.04	2,850.60	527.28	31.41		$19,305.57
Wages			6,035.00	27,242.50	27,731.50	28,161.00	36,052.06	29,154.14	29,834.00	6,008.15	1,263.43	2,601.63	$194,083.41
Total Payroll Expenses			**6,702.83**	**30,257.16**	**30,748.00**	**31,141.58**	**39,554.73**	**31,868.18**	**32,684.60**	**6,535.43**	**1,294.84**	**2,757.82**	**$213,545.17**
Permit and Fees											22.52	185.00	$207.52
Petty Cash (deleted)				0.00									$0.00
Processing Fees	1,110.11	1,191.43	2,380.10	2,532.62	2,855.66	2,689.47	2,741.63	2,510.55	2,356.80	2,596.47	2,502.24	2,256.85	$27,723.93
AMEX processing fee	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Discover Processing Fee	-43.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$ -43.66
Mastercard Processing Fee	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Visa Processing Fee		0.00	0.00	0.00	0.00	0.00	0.00	0.00					$0.00
Total Processing Fees	**1,066.45**	**1,191.43**	**2,380.10**	**2,532.62**	**2,855.66**	**2,689.47**	**2,741.63**	**2,510.55**	**2,356.80**	**2,596.47**	**2,502.24**	**2,256.85**	**$27,680.27**
Rent & Lease	2,300.00	2,200.00	2,825.00	4,000.00	8,000.00	8,000.00	6,000.00	8,000.00	7,250.00	3,600.00	9,000.00	6,000.00	$67,175.00
Repairs & Maintenance	90.00	391.19	1,522.36	898.23	1,905.86	95.11	200.00	333.07		77.99	61.92		$5,575.73
Supplies & Materials				1,105.18		-875.17	2,673.26	525.52	211.43		354.09	1,177.55	$5,171.86
Supplies, Equipment, Materials	4,313.12	1,405.69	1,805.47	4,164.28	2,651.88	725.17	121.55	396.29	432.82	2,019.29	341.62	252.60	$18,629.78
Equipment	268.85	1,081.18		2,570.69	7,817.61	3,892.95		1,820.08	2,329.69	1,108.47	406.45	183.96	$21,479.93
Materials	271.99			22.29	2,890.46	449.65		127.98	331.35				$4,093.72
Total Supplies, Equipment, Materials	**4,853.96**	**2,486.87**	**1,805.47**	**6,757.26**	**13,359.95**	**5,067.77**	**121.55**	**2,344.35**	**3,093.86**	**3,127.76**	**748.07**	**436.56**	**$44,203.43**
Taxes & Licenses					100.00							132.00	$232.00
Telephone		312.27	307.02	307.02	307.02	307.02	347.66	345.86	345.86	345.86	345.50	332.50	$3,603.59

Backbeat Brewing Company

Profit and Loss by Month

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Travel									361.99	54.84			$416.83
Fuel	36.00	72.75	86.75	130.00	58.01	117.00	30.00	55.25	267.06	297.25	210.50	75.00	$1,435.57
Parking/Tolls			60.00										$60.00
Total Travel	**36.00**	**72.75**	**146.75**	**130.00**	**58.01**	**117.00**	**30.00**	**55.25**	**629.05**	**352.09**	**210.50**	**75.00**	**$1,912.40**
Uncategorized Expense					0.00		0.00						$0.00
Utilities											1,000.00	2,657.11	$3,657.11
Electric						3,089.00	4,041.65	3,840.83	4,346.78	2,221.38			$17,539.64
Gas								250.08	253.65				$503.73
Trash Removal	327.06	134.98	333.90	261.28	272.91	218.79	220.01	795.63	681.00	773.50	223.68	225.40	$4,468.14
Wifi									371.19	581.16	9.99	9.99	$972.33
Total Utilities	**327.06**	**134.98**	**333.90**	**261.28**	**272.91**	**3,307.79**	**4,261.66**	**4,886.54**	**5,652.62**	**3,576.04**	**1,233.67**	**2,892.50**	**$27,140.95**
Workers Comp Insurance			636.00			636.50			636.50				$1,909.00
Total Expenses	**$14,945.82**	**$16,858.62**	**$25,565.54**	**$68,715.10**	**$71,220.22**	**$71,701.77**	**$78,838.60**	**$74,247.33**	**$68,341.39**	**$37,801.11**	**$30,579.27**	**$32,566.79**	**$591,381.56**
NET OPERATING INCOME	**$6,910.31**	**$10,031.55**	**$38,467.89**	**$ -13,220.88**	**$ -7,628.65**	**$ -13,182.15**	**$ -9,440.45**	**$ -20,303.14**	**$ -14,953.02**	**$3,487.95**	**$ -6,961.41**	**$5,020.28**	**$ -21,771.72**
Other Income													
Other Income	0.29												$0.29
Total Other Income	**$0.29**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.29**
Other Expenses													
Reconciliation Discrepancies										-0.48	0.00	0.00	$ -0.48
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -0.48**	**$0.00**	**$0.00**	**$ -0.48**
NET OTHER INCOME	**$0.29**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.48**	**$0.00**	**$0.00**	**$0.77**
NET INCOME	**$6,910.60**	**$10,031.55**	**$38,467.89**	**$ -13,220.88**	**$ -7,628.65**	**$ -13,182.15**	**$ -9,440.45**	**$ -20,303.14**	**$ -14,953.02**	**$3,488.43**	**$ -6,961.41**	**$5,020.28**	**$ -21,770.95**

Backbeat Brewing Company

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	0.00
	30.45
	96.76
	-90.00
	13,282.90
Total Bank Accounts	**$13,320.11**
Accounts Receivable	
Toast Receivable	5,019.75
Total Accounts Receivable	**$5,019.75**
Other Current Assets	
Beverage Inventory	4,223.95
Escrow - CCU	-2,177.69
Inventory Asset	7,478.23
Inventory Food	3,011.00
Investment Interest	38,712.94
Uncategorized Asset	161.00
Total Other Current Assets	**$51,409.43**
Total Current Assets	**$69,749.29**
Fixed Assets	
Accumulated Depreciation	-130,923.00
Beverly Taproom	49,995.46
Brewing Equipment	162,715.72
Equipment Lease	1,418.05
Fixed Asset Furniture	1,190.00
Leasehold Improvements	364,964.17
Office Equipment	446.24
Taproom Furniture	90,287.83
Total Fixed Assets	**$540,094.47**
Other Assets	
Accumulated Amortization	-239.00
LLC distribution	0.00
Start Up Costs	5,292.16
Total Other Assets	**$5,053.16**
TOTAL ASSETS	**$614,896.92**

Backbeat Brewing Company

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Discover	-5,575.48
	17,376.34
Total Credit Cards	**$11,800.86**
Other Current Liabilities	
Construction Payable	-13,250.67
Direct Deposit Payable	0.00
Excise Tax - Alcoholic Beverage	-855.89
Gift Card Liability	7,441.15
Meals Tax	38,194.32
NorthStar Leasing - Liability	31,680.38
Payroll Liabilities	255.38
Federal Taxes (941/944)	14,001.04
Federal Unemployment (940)	545.20
MA Income Tax	3,123.73
MA Paid Family and Medical Leave	408.81
MA Unemployment Tax	2,131.98
Total Payroll Liabilities	**20,466.14**
Plumber Payable	0.00
Property Tax Payable	0.00
Rent Payable	0.00
State/Local Income Tax Payable	-2,125.39
Tips Received	60,056.62
Utilities - Electric	0.00
Utilities - Gas	0.00
Total Other Current Liabilities	**$141,606.66**
Total Current Liabilities	**$153,407.52**
Long-Term Liabilities	
Loan Payable - Officer	263,755.18
Total Long-Term Liabilities	**$263,755.18**
Total Liabilities	**$417,162.70**
Equity	
Owner's Investment	364,426.33
Owner's Pay & Personal Expenses	-129,476.37
Retained Earnings	-15,444.79

Backbeat Brewing Company

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	-21,770.95
Total Equity	**$197,734.22**
TOTAL LIABILITIES AND EQUITY	**$614,896.92**

I, Peter F Harkins, certify that:

1. The financial statements of Backbeat Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Backbeat Brewing Company included in this Form reflects accurately the information reported on the tax return for Backbeat Brewing Company for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Peter F Harkins*

Name: Peter F Harkins

Title: President/Owner